UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

In accordance with the provisions of Article 28 of the Single Order Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Facts and Reserved Information, approved by Resolution SMV No. 005 -2014-SMV / 01, we report, as a "Significant Event" that the board of directors of Cementos Pacasmayo S.A.A (the “Company”) at its meeting, held on November 26, 2018, unanimously approved that the Company obtain a medium-term loan denominated in Peruvian Soles for a total amount of the equivalent of up to US$150,000,000.00, to be granted by Banco de Credito del Peru, as lender, at an effective annual interest rate of 5.70%. The use of funds from the loan will be to finance the purchase of bonds previously issued by the Company.

Today, board of directors of the Company also approved the commencement of an offer to purchase for cash up to US$150,000,000.00 of its outstanding 4.50% Senior Notes due 2023, which has been addressed to all holders thereof (the “Tender Offer”). The Tender Offer is subject to the laws of the United States of America and the purpose thereof is to reduce the Company’s exposure to exchange rate fluctuations and adjust the Company’s debt profile.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: November 26, 2018

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